Exhibit 2.23

ANNEX 21

(CVM Instruction No. 481/09)

INFORMATION ABOUT EVALUATORS

1. List the evaluators recommended by the Board

Answer: Apsis Consultoria Empresarial Ltda., headquarted at Rua São José, No. 90 – grupo 1,082, in the City and State of Rio de Janeiro, enrolled in the corporate taxpayers’ registry (CNPJ/MF) under No. 27.281.922/0001-70 (“Apsis”) was hired to evaluate (i) the net equity of Coari Leste Participacoes S.A. (“Coari”), to be merged into Brasil Telecom SA (the “Company”), based on its book value, according to Coari’s audited financial statements prepared for the base-date of June 30, 2011 (“Base Date”); (ii) the net equity of Tele Norte Leste Participacoes S.A. (“TNL”), to be merged into the Company, based on its book value, according to TNL’s audited financial statements prepared for the Base Date; (iii) the net assets of Coari and the Company, at market prices, using the same criteria and on the Base Date, solely for purposes of art. 264 of the Brazilian Corporation Law; and (iv) the net assets of TNL and the Company, at market prices, using the same criteria and on the Base Date, solely for purposes of art. 264 of the Brazilian Corporation Law.

2. Describe the capacity of the recommended evaluators

Answer: Apsis was named by the management of the Company and BRT to prepare the valuation reports described above for being a company with more than 30 years of experience in this field, providing services to companies in Brazil, Latin America and Europe and employing a team of experienced professional, highly qualified and aware of market and legislative changes. In its function of evaluating companies, it performs studies and creates reports for: (i) assisting Investors and Funds; (ii) vocational and viability studies of enterprises; (iii) goodwill; (iv) mergers and acquisitions (M&A); (v) corporate restructurings. Apsis also performs (vi) valuation, management and calculation of the economic life expectancy of Permanent Assets, (vii) valuation of trademarks and patents and other intangibles, (viii) real estate valuations and (ix) adoption of international norms (IFRS) (tests for impairment, business combinations, property for investments and valuation for allocation of the acquisition).

Additionally, Apsis has ample experience in such tasks, having several similar reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the CVM, requested by the following companies: América Latina Logística do Brasil S.A.; Banco Pactual S.A.; Cimento Mauá S.A.; ESTA – Empresa Saneadora Territorial Agrícola S.A.; Geodex Communications do Brasil S.A.; Gerdau S.A.; Hotéis Othon S.A.; IBEST S.A.; Lojas Americanas S.A.; Repsol YPF Brasil S.A.; TAM Transportes Aéreos Meridional S.A., Wal Petroleo S.A., among others.

3. Provide a copy of the proposed work and compensation of the recommended evaluators

Answer: A copy of the proposed work and compensation of Apsis was made available to the shareholders of the Company, through the IPE System, and may be viewed on the website of the CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (BM&FBOVESPA) (www.bovespa.com.br).

4. Describe any relevant relationship in the last 3 (three) years among the recommended evaluators and parties related to the Company, such as defined in the accounting rules regarding this matter

Answer: The evaluators have not had any other relationship with the Company, other than evaluating the Net Assets and book and market values of other companies of the group.